Exhibit 5.1

July 28, 2011

The Board of Directors
TrustCo Bank Corp NY
5 Sarnowski Drive
Glenville, New York 12302

Re:           Registration on Form S-8 of 500,000 Shares of Common
Stock for Issuance Pursuant to the TrustCo Bank Corp NY 2010
Directors Equity Incentive Plan

Gentlemen:

In connection with the registration with the Securities and Exchange Commission of 500,000 shares of common stock, $1.00 par value per share (the “Common Stock”), of TrustCo Bank Corp NY (the “Company”), you have requested that we furnish you with our opinion as to the legality of the issuance of the Securities in connection with the TrustCo Bank Corp NY 2010 Directors Equity Incentive Plan (the “Plan”). Pursuant to the terms of the Plan, the Common Stock may be issued as a result of awards and/or exercise of awards and/or exercise of stock options, stock appreciation rights or restricted stock.

As counsel to the Company, we have participated in the preparation of the Registration Statement on Form S-8 under the Securities Act of 1933, as amended (the “Registration Statement”) with respect to the Securities.  We have examined and are familiar with the Company’s Articles of Incorporation, Bylaws, each as amended, records of corporate proceedings, the Registration Statement, the Plan and such other documents and records as we have deemed necessary for purposes of this opinion.

Based on the foregoing, we are of the opinion that the Securities have been duly and validly authorized and will, when issued as contemplated in the Plan, be legally issued, fully paid and non-assessable.

We consent to the use of this opinion as an exhibit to the Registration Statement.

Sincerely,

LEWIS, RICE & FINGERSH, L.C.

/s/ Lewis, Rice & Fingersh, L.C.